Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Boise Inc.:

We consent to the incorporation by reference in this registration statement on Form S-3 of Boise Inc. of our report dated February 25, 2010, with respect to the consolidated balance sheets of Boise Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Boise Inc. and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boise, Idaho

April 29, 2010